SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D)

Under the Securities Exchange Act of 1934

Emmis Communications Corporation

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

    291525103

(CUSIP number)

Jim Plohg

Smith Management LLC

Alden Global Capital

885 Third Avenue

New York, NY 10022

(212) 888-7219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 14 Pages

Page 2 of 14 Pages

SCHEDULE 13D

CUSIP No. 291525103
1.	Names of reporting persons. Alden Global Distressed Opportunities Fund, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,243,578.28
	8.	Shared voting power 0
	9.	Sole dispositive power 4,243,578.28
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,456,646.28 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 25.2% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes 6,213,068 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan, as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on January 12, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,668,418 shares of Class A Common Stock of the Issuer outstanding as of January 4, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2009; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $.01 par value, of the Issuer held by the Reporting Persons; and (iii) 5,980,751 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, January 5, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on January 12, 2010.

Page 3 of 14 Pages

1.	Names of reporting persons. Alden Global Distressed Opportunities Fund GP, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,243,578.28
	8.	Shared voting power 0
	9.	Sole dispositive power 4,243,578.28
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,456,646.28 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 25.2% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes 6,213,068 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan, as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on January 12, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,668,418 shares of Class A Common Stock of the Issuer outstanding as of January 4, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2009; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $.01 par value, of the Issuer held by the Reporting Persons; and (iii) 5,980,751 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, January 5, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on January 12, 2010.

Page 4 of 14 Pages

1.	Names of reporting persons. Randall D. Smith
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,243,578.28
	8.	Shared voting power 0
	9.	Sole dispositive power 4,243,578.28
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,456,646.28 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 25.2% (2)
14.	Type of reporting person (see instructions) IN

(1)	Includes 6,213,068 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan, as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on January 12, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,668,418 shares of Class A Common Stock of the Issuer outstanding as of January 4, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2009; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $.01 par value, of the Issuer held by the Reporting Persons; and (iii) 5,980,751 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, January 5, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on January 12, 2010.

Page 5 of 14 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule”) relates to Class A Common Stock of Emmis Communications Corporation, an Indiana corporation (the “Issuer”), par value $.01 per share (“Class A Common Stock”), with principal executive offices at One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by: (i) Alden Global Distressed Opportunities Fund, LP, a Delaware limited partnership (“Alden”); (ii) Alden Global Distressed Opportunities Fund GP, LLC, a Delaware limited liability company (“Alden GP”); and (iii) Randall D. Smith, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of April 26, 2010, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 885 Third Avenue, New York, NY 10022.

(c) Alden’s principal business is acting as a private investment fund. Alden GP’s principal business is serving as the sole general partner of Alden. The principal occupation of Randall D. Smith is investor.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All securities are owned by Alden, a private investment partnership with over $3 billion in assets under management. Alden utilized cash on hand and, in the case of any synthetic exposure, may borrow certain amounts through privately negotiated derivative contracts.

The information set forth or incorporated by reference in Item 6 is hereby incorporated herein by reference thereto.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Class A Common Stock beneficially owned by them for investment purposes and without any specific plan or proposal to acquire or dispose of shares of Class A Common Stock or any securities exercisable for or convertible into shares of Class A Common Stock.

In early April, 2010, the Reporting Persons and Jeffrey Smulyan, the Issuer’s Chief Executive Officer, President and Chairman of the Board of Directors, first discussed the possibility of providing one or more methods of financing for a going private transaction with respect to the Issuer pursuant to which Mr. Smulyan or an entity controlled by him would acquire all of the outstanding voting stock of the Issuer not already controlled by Mr. Smulyan. The Reporting Persons and Mr. Smulyan’s new entity have signed a letter of intent (the “LOI”) in connection with the proposed going private transaction. The LOI is attached hereto as Exhibit 2.

Page 6 of 14 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors and shareholders of the Issuer concerning the business, operations and future plans of the Issuer. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D. If the transactions contemplated by the LOI are not consummated and depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A Common Stock and the Preferred Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Class A Common Stock or related derivative securities, selling some or all of their shares of Class A Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Class A Common Stock or changing their intention with respect to any and all matters referred to in Items 4(a)-(j) of Schedule 13D.

Other than as described above, the Reporting Persons do not currently have any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a), (b) Based upon the Issuer’s Quarterly Report on Form 10–Q for the quarterly period ended November 30, 2009, there were 32,668,418 shares of Class A Common Stock outstanding as of January 4, 2010. Based on the foregoing, the Reporting Persons may be deemed to beneficially own an aggregate of 10,456,646.28 shares of Class A Common Stock (consisting of the 1,406,500 shares of Class A Common Stock that the Reporting Persons hold, the 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of Preferred Stock are convertible and the 6,213,068 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan, as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on January 12, 2010), representing approximately 25.2% of the Class A Common Stock outstanding and taking into account 2,837,078.28 shares of Class A Common Stock that would be issued upon the conversion of the Preferred Stock and 5,980,751 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, January 5, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on January 12, 2010. In addition, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, the Reporting Persons and Mr. Smulyan and/or entities controlled by Mr. Smulyan may be considered to be a “group” and therefore shares beneficially owned by Mr. Smulyan may be attributed to the Reporting Persons. The Reporting Persons disclaim any membership or participation in a “group” with Mr. Smulyan and/or entities controlled by Mr. Smulyan.

In addition, the Reporting Persons currently have contractual arrangements with regard to cash-settled swaps representing economic exposure to approximately 2,030,429 shares of Class A Common Stock, or 6.22% of the shares of Class A Common Stock outstanding. The Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

By virtue of Randall D. Smith’s position as managing member of Alden GP, the general partner of Alden, Randall D. Smith may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 4,243,578.28 shares of Class A Common Stock held by Alden and, therefore, Mr. Smith may be deemed to be the beneficial owner of the such shares.

Page 7 of 14 Pages

As of the date hereof, none of the Reporting Persons owns any shares of Class A Common Stock, other than the shares reported in this Schedule 13D.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule, has effected any transactions in Class A Common Shares during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

The information set forth or incorporated by reference in Items 4 and 6 is hereby incorporated herein by reference thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons currently have contractual arrangements with four credit counterparties: Goldman Sachs International, Credit Suisse Securities (Europe) Limited, Citibank NA, and UBS AG, with regard to cash-settled equity swaps (the “Alden Swaps”) that reference shares of Class A Common Stock. The Alden Swaps constitute economic exposure to approximately 2,030,429 shares of Class A Common Stock, or 6.22% of the shares of Class A Common Stock outstanding. The Alden Swaps have reference prices ranging from $0.88 to $1.544 and expiration dates ranging from January 20, 2011 to April 15, 2011. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

Pursuant to a notice delivered by Goldman Sachs International on April 26, 2010, the Alden Swap with Goldman Sachs International will be terminated pursuant to its terms effective April 27, 2010.

In addition to the agreements referenced above, the Reporting Persons may, from time to time, enter into and dispose of additional cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the shares of Class A Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the shares of Class A Common Stock, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing. The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their shares of Class A Common Stock subject to recall at their discretion.

The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference thereto.

Item 7.	Material to Be Filed as Exhibits.

Appendix A	Transactions Effected

Exhibit 1	Joint Filing Agreement, dated as of April 26, 2010, by and among the Reporting Persons

Exhibit 2	Letter of Intent, dated as of April 26, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2010.

ALDEN GLOBAL DISTRESSED OPPORTUNITIES FUND, LP

By:	Alden Global Distressed Opportunities Fund GP, LLC, its General Partner

By:	/s/ Jim Plohg
Name: Jim Plohg
Title: Vice President

ALDEN GLOBAL DISTRESSED OPPORTUNITIES FUND GP, LLC

By:	/s/ Jim Plohg
Name: Jim Plohg
Title: Vice President

RANDALL D. SMITH

By:	/s/ Randall D. Smith

Page 8 of 14 Pages

APPENDIX A

Transactions Effected

Security	Date	Purchase/Sale	No. of Shares	Average Price/Share
Class A Common	10/06/09	Purchase	1,000,000	$0.93
Class A Common	10/06/09	Purchase	100,000	$0.90
Class A Common	10/06/09	Purchase	15,000	$0.84
Class A Common	10/07/09	Purchase	10,550	$0.88
6.25% Series A Preferred	10/07/09	Purchase	232,368	$10.12
6.25% Series A Preferred	10/08/09	Purchase	74,900	$10.88
Class A Common	10/09/09	Purchase	76,450	$0.91
6.25% Series A Preferred	10/09/09	Purchase	112,738	$11.11
Class A Common	10/12/09	Purchase	204,500	$0.90
6.25% Series A Preferred	10/12/09	Purchase	55,499	$11.35
6.25% Series A Preferred	10/15/09	Purchase	50,000	$12.80
6.25% Series A Preferred	11/12/09	Purchase	15,421	$12.65
6.25% Series A Preferred	12/11/09	Purchase	4,840	$14.25
6.25% Series A Preferred	12/15/09	Purchase	1,380	$14.00
6.25% Series A Preferred	01/04/10	Purchase	408,950	$15.12
6.25% Series A Preferred	01/05/10	Purchase	125,783	$15.13
6.25% Series A Preferred	3/29/10	Purchase	72,563	$15.48
6.25% Series A Preferred	3/30/10	Purchase	7,785	$15.13
6.25% Series A Preferred	3/31/10	Purchase	510	$15.13

Page 9 of 14 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $.01 per share, of Emmis Communications Corporation, and that this Joint Filing Agreement be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 26th day of April, 2010.

ALDEN GLOBAL DISTRESSED OPPORTUNITIES FUND, LP

By:	Alden Global Distressed Opportunities Fund GP, LLC, its General Partner

By:	/s/ Jim Plohg
Name: Jim Plohg
Title: Vice President

ALDEN GLOBAL DISTRESSED OPPORTUNITIES FUND GP, LLC

By:	/s/ Jim Plohg
Name: Jim Plohg
Title: Vice President

RANDALL D. SMITH

By:	/s/ Randall D. Smith

Page 10 of 14 Pages

Exhibit 2

Alden Global Capital

885 Third Avenue, 34th Floor

New York, NY 10022

April 26, 2010

JS Acquisition, Inc.

Jeffrey H. Smulyan,

President and CEO

Dear Mr. Smulyan:

On behalf of Alden Global Capital (“Alden”) we appreciate the opportunity to submit this letter of intent relating to the contemplated equity financing by Alden of JS Acquisition, Inc., an Indiana corporation (the “Company”), to fund a going private transaction involving Emmis Communications Corporation (“ECC”) on the terms contemplated below (the “Transaction”).

Alden owns 1,162,737 shares of ECC 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) and has a direct or indirect economic interest (excluding its shares of Preferred Stock) in approximately 10.4% of ECC’s outstanding Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”).

1.	The Transaction. Going private transaction involving the Company and ECC upon completion of which (i) Jeffrey H. Smulyan (the “Controlling Stockholder”) shall hold substantially all of a new class of voting common stock of ECC (representing nominal economic value) and the Controlling Stockholder and his affiliates hold all of the outstanding common stock of the Company (the “Company Common Stock”), and (ii) the Company shall own 100% of a new class of non-voting common stock of ECC (which will represent substantially all of the outstanding equity value of ECC).

2.	Consideration to ECC Stockholders. The Transaction would offer (a) $2.40 per share in cash to the holders of ECC’s outstanding Class A Common Stock (excluding shares owned by the Company, Mr. Smulyan and his affiliates) and (b) 12% subordinated debt securities due 2017 of ECC (the “Debt”) to holders of ECC’s Preferred Stock with an aggregate principal amount equal to 60% of the aggregate liquidation preference for the Preferred Stock (excluding accrued and unpaid dividends); the Preferred Stock owned by Alden would be exchanged for Debt in a merger with ECC (the “Merger”). The Debt will have the terms set forth on Annex B.

Page 11 of 14 Pages

Mr. Jeffrey H. Smulyan

April 26, 2010

3.	Conditions. Completion of the Transaction shall be subject to the following conditions:

(a)	receipt of stockholder approval of the Merger,

(b)	at least 66 2/3% of the Preferred Stock shall have been exchanged for Debt,

(c)	the terms of any remaining Preferred Stock have been amended by receipt of the requisite vote to (i) eliminate § 11 of Exhibit A to the ECC Articles of Incorporation (providing for a Going Private Redemption); (ii) provide for the automatic conversion of the Preferred Stock upon a merger into that amount of consideration that would be paid to holders of shares of the Class A Common Stock into which the Preferred Stock was convertible immediately prior to the merger; and (iii) eliminate the right of the holders of the Preferred Stock to nominate directors to the board of ECC (collectively, the “ECC Preferred Stock Amendments”),

(d)	the satisfaction of applicable regulatory requirements and of customary conditions precedent for similar transactions, including HSR and FCC approval,

(e)	the tender offer for Common Stock will be subject to (i) the ECC Board of Directors (the “Board”) granting a waiver of §§ 23-1-43-1 to 23-1-43-24 of the Ind. BCL by approving of the purchase by the Company of shares tendered in the offer, (ii) the Board agreeing to utilize the Ind. BCL special circumstances statute (Ind. BCL § 23-1-40-3(b)(1)) to submit the back-end merger directly to the ECC shareholders for approval without Board recommendation of the merger and (iii) the effectiveness of the ECC Preferred Stock Amendments,

(f)	the execution of definitive documentation to reflect the terms of the Transaction consistent with the terms of this letter and Exhibit A hereto; and

(g)	simultaneous completion of all parts of the Transaction.

4.	Financing; Support. Upon consummation of the Transaction, Alden shall purchase up to $80 million liquidation preference of Series A Convertible Redeemable PIK Preferred Stock of the Company, having the terms set forth in Annex A hereto (the “Company Preferred Stock”). We hereby represent and warrant that we have sufficient cash on hand or capital commitments to satisfy such obligation, and will take no action that would limit our ability or obligation to satisfy such obligation. In addition, Alden will agree to vote its Preferred Stock in favor of the ECC Preferred Stock Amendments and its Class A Common Stock in favor of the Merger.

Page 12 of 14 Pages

Mr. Jeffrey H. Smulyan

April 26, 2010

5.	Approvals. We hereby represent and warrant that we have all corporate power and authority to execute this letter agreement and to perform our obligations hereunder.

6.	Board of Directors. Upon our entry into binding documentation regarding the Transaction, you will use all commercially reasonable efforts to cause a representative designated by Alden to be elected to the Board of Directors of ECC prior to the commencement of the tender offer for the Common Stock and the exchange offer for the Preferred Stock; provided that such right shall be without duplication of any right of Alden to otherwise nominate a director pursuant to the terms of the Preferred Stock. Our willingness to engage in the Transaction is conditioned on the Board of Directors, promptly following the election of such representative to the Board, approving the exemption pursuant to Rule 16b-3 under the Securities Exchange Act of 1934, as amended, of the payments to be made to Alden in respect of the Class A Common Stock and Preferred Stock owned by it.
7.	Good Faith Efforts. We will use commercially reasonable efforts in good faith to complete the Transaction as promptly as possible.

8.	Governing Law. This letter shall be governed by the laws of the State of Indiana without regard to the conflict of laws principles thereof.

9.	Press Release. Promptly after the execution and delivery of this letter by the parties hereto, the parties shall issue a joint press release, substantially in the form attached hereto as Annex C. Thereafter, except as may be required by applicable law or securities exchange rules or regulations neither party shall, and each party shall cause their respective affiliates and representatives not to, issue or cause the publication of any press release or other announcement with respect to the Transaction without the consent of the other party hereto.

10.	Counterparts. This letter may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

11.	Non Binding. With the exception of paragraphs 8 (Governing Law), 9 (Press Release), 11 (Non Binding), and the second sentence of paragraph 4 (Financing; Support), which shall each be legally binding, this letter of intent shall be non-binding. No party hereto shall be liable for any indirect or consequential damages of any kind in connection with this letter of intent.

Page 13 of 14 Pages

Mr. Jeffrey H. Smulyan

April 26, 2010

ALDEN GLOBAL CAPITAL

By:	/s/ Jason Pecora
Jason Pecora

Its: Managing Director

Agreed to this 26th day of April, 2010

JS ACQUISITION, INC.

By:	/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

Its: President and CEO

Page 14 of 14 Pages